TranSwitch Corporation

3 Enterprise Drive

Shelton, CT 06484

December 21, 2012

Via Edgar

Securities and Exchange Commission

Attn:	Russell Mancuso, Branch Chief Jay Mumford

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

RE:	TranSwitch Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed November 29, 2012
File No. 333-184591

Ladies and Gentlemen:

TranSwitch Corporation, a Delaware corporation (“TranSwitch”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”) this letter reflecting TranSwitch’s response to the comments of the Commission’s staff (the “Staff”) communicated by letter, dated December 7, 2012 (the “Comment Letter”) to Dr. M. Ali Khatibzadeh, President and Chief Executive Officer of TranSwitch. This letter reflects TranSwitch’s response to the comments contained in the Comment Letter. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented in the Comment Letter.

Questions and Answers

About TranSwitch Corporation, page 1

Comment 1.	Your revisions in response to prior comment 1 addressing your inability to meet obligations through September 30, 2013 suggest that you have the ability to address more near-term obligations. If you believe you have the ability to meet your obligations for each of the next several months, please provide us your analysis supporting your conclusions. Otherwise, please state more clearly and directly the extent of your liquidity needs.

Response 1.	TranSwitch acknowledges the Staff’s comment and supplementally informs the Staff that it intends to meet its obligations for each of the next several months by taking the actions described below, as disclosed in Amendment No. 1 to TranSwitch’s Registration Statement on Form S-3 (the “Registration Statement”), originally filed with the Commission on October 25, 2012 (File No. 333-184591), including the prospectus (the “Prospectus”) contained therein, and TranSwitch’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2012, as amended. However, as previously disclosed, there can be no assurance that we will be able to satisfy our obligations, or achieve the specified operating improvements. In response to the Staff’s comment, TranSwitch intends to revise the section of the Prospectus entitled “About TranSwitch Corporation” to read as follows:

Securities and Exchange Commission

December 21, 2012

“General

TranSwitch provides innovative integrated circuit (IC) and intellectual property (IP) solutions that deliver core functionality for video, voice, and data communications equipment for the customer premises and network infrastructure markets.  For the customer premises market, we offer multi-standard, high-speed interconnect solutions enabling the distribution and presentation of high-definition (HD) video and data content for consumer electronics applications.

High-speed interconnect solutions include HDMI, Displayport and Ethernet IP cores and our recently introduced product family HDplay, which incorporates our proprietary HDP technology. Our HDP technology combines HDMI 1.4 and Displayport 1.1 and supports either standard with a single connector. The applications for this product include projectors, AVR systems and monitors. Our interoperable connectivity solutions are sold to original equipment manufacturers (OEMs) for use in consumer electronics and our licensees have included Samsung, Intel, Texas Instruments, IBM, NEC, TSMC and many others.

For the network infrastructure market, we provide integrated multi-core network processor system-on-a-chip solutions for fixed, 3G and 4G mobile, VoIP and multimedia applications. Network infrastructure processing equipment includes multi-media processing engines to address multiple carrier segments such as wireline and wireless gateways, session border controllers, media resource functions, multi-service access nodes, passive optical network multi-dwelling units and translation gateways.  Enterprise applications include VoIP private branch exchanges. Communication network premises equipment includes IP multimedia subsystem and Voice over LTE capable 4G/LTE fixed wireless gateways, residential gateway routers, small office, home office routers and secure VoIP private branch exchanges. We have developed and maintained a broad intellectual property portfolio and have leveraged such portfolio by licensing software and selling patents.

TranSwitch Corporation is a Delaware corporation incorporated on April 26, 1988. Our principal executive offices are located at 3 Enterprise Drive, Shelton CT 06484, and our telephone number at that location is (203) 929-8810. Our Internet address is  www.transwitch.com.  The information on our web site is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

Liquidity and Capital Resources

Over the past several years, we have incurred significant operating losses and have used cash in our operating activities. Operating losses have resulted from inadequate sales levels for our cost structure. As of September 30, 2012, we had negative working capital of approximately $4.1 million. In addition, we had outstanding indebtedness to Bridge Bank under our credit facility of $0.9 million.

Securities and Exchange Commission

December 21, 2012

As of September 30, 2012, and December 31, 2011, we had total cash, cash equivalents, restricted cash and investment balances of approximately $1.6 million and $7.6 million, respectively. This cash, our credit facility and issuances of our common stock, par value $0.001 per share (“Common Stock”), are our primary sources of liquidity, as we are not currently generating any significant positive cash flow from our operations.

However, as described more fully below, to meet our near-term obligations, we have reduced operating expenses, raised cash through the licensing of our intellectual property, entered into an arrangement to actively market our telecommunications patent portfolio, accelerated certain revenues by issuing last time buy announcements, and issued equity. We are relying on these sources of cash while the sales of our new product lines begin to ramp up. We anticipate generating sufficient cash to meet our short-term obligations until such time as new products generate sufficient revenues for our cost structure.

Nonetheless, our current forecast projects that, absent such improved operating performance or an infusion of capital, we will be unable to meet our current obligations through September 30, 2013. These conditions raise substantial doubt about our ability to continue as a going concern.

As referenced above, our near-term plan to improve our financial condition and meet our obligations is as follows:

1.	Reduce Operating Expenses: During the third quarter of 2012, we effectuated a restructuring eliminating all future research and development expenditures for our telecom product lines, reducing operating expenses from $7.5 million in the second quarter of 2012 to $6.0 million in third quarter of 2012. Expense savings are expected to be approximately $2 million per quarter. All product and software development programs related to our telecom product lines were cancelled and we redeployed all remaining research and development resources in India and Israel to our interoperable connectivity solutions for consumer electronic and personal computer markets. Further reductions in operating expenses are planned for the first quarter.
2.	Software Licensing: We are now licensing the software embedded in our voice-over-IP gateway products. We will continue to offer our telecom products for the foreseeable future but will not make any future software enhancements for the software embedded in our communications processor and media system-on-a-chip product lines. Our customers will have the opportunity to license the applicable software if they would like to make further enhancements. On December 5, 2012, we announced the completion of two licensing agreements with major network equipment OEMs for a combined amount of approximately $4 million. Most of the proceeds from such agreements are expected to be collected in the fourth quarter of 2012. We are in active discussions with a number of other customers to license this software.
3.	Patent Sales: We plan to monetize our telecom patent portfolio. We have a patent portfolio of fundamental and pervasive technologies that are implemented in semiconductors, network devices and cloud services. The portfolio’s inventions improve the performance, quality and reliability of audio, video and multimedia–intensive digital communications network and devices. We announced on August 1, 2012, that we retained a leading patent broker to sell this portfolio. We are in the process of actively marketing these patents and we expect to raise several million dollars in the coming quarters.

Securities and Exchange Commission

December 21, 2012

4.	Acceleration of Telecom Product Revenue: To further lower our operating costs and increase product sales in the short-term, we issued last time buy announcements to a number of our customers of lower volume product lines that have reached their maturity, which afford our customers the opportunity to purchase products to complete their production before our products are discontinued.
5.	Equity Issuances: To the extent that the above mentioned plans do not yield sufficient capital to meet our near-tern liquidly needs, we plan to issue equity. We entered into a common stock purchase agreement with Aspire Capital Fund, LLC. Aspire Capital has committed to purchase up to $11 million of our Common Stock over the two-year period beginning in July of 2012 at prices based on the market price at the time of each sale. We may also consider other issuances of equity from time to time.

On March 12, 2010, we entered into a credit facility agreement with Bridge Bank N.A., a subsidiary of Bridge Capital Holdings. The facility allows for borrowings up to the lower of $5.0 million or 80% of our outstanding eligible accounts receivable as determined by Bridge Bank N.A. This agreement was amended and restated on April 4, 2011, and matures on April 4, 2013. The agreement bears interest at the higher of (i) the lender’s prime rate plus 2.0 percent or (ii) 5.25 percent, plus the payment of certain fees and expenses. At September 30, 2012, we had $0.9 million in outstanding borrowings under this facility, which was the total amount available. During the third quarter 2012, we were not in compliance with a financial covenant under this credit facility. Bridge Bank agreed to waive this event of default and our noncompliance with this covenant. We were in compliance with this financial covenant as of September 30, 2012 and all subsequent measurement periods.

On July 16, 2012, we entered into a Common Stock Purchase Agreement (the “Aspire Purchase Agreement”) with Aspire Capital Fund, LLC (“Aspire”) to purchase up to an aggregate of $11.0 million of shares of our Common Stock over the two-year term of the Aspire Purchase Agreement. Under the Aspire Purchase Agreement, Aspire made an initial purchase of 990,099 shares for the purchase price of $1,000,000.  During the term of the Aspire Purchase Agreement, we can direct Aspire to purchase up to 50,000 shares per business day at a price equal to the lower of (i) the lowest sale price for the Common Stock on the date of sale or (ii) the arithmetic average of the three lowest closing sale prices for the Common Stock during the 12 consecutive business days ending on the business day immediately preceding the date of sale. In addition, on any business date that we direct Aspire to purchase 50,000 shares, we also have the right to direct Aspire to purchase an amount of Common Stock equal to a percentage (not to exceed 15%, which limitation may be increased to 30% by mutual agreement of the parties) of the aggregate shares of Common Stock traded on the next business day, subject to a maximum number of shares determined by us. During the three and nine months ended September 30, 2012, Aspire purchased a total of 2,230,560 shares under the Aspire Purchase Agreement for net proceeds to us of $2.1 million. Our issuance costs were $0.4 million which includes 297,030 shares issued to Aspire as a commitment fee per the Purchase Agreement.

Securities and Exchange Commission

December 21, 2012

Depending upon market liquidity at the time, sales of shares of our common stock under the Aspire Purchase Agreement may cause the trading price of our common stock to decline. We may ultimately sell to Aspire all or some of the $11 million of Common Stock pursuant to the Aspire Purchase Agreement.  After Aspire has acquired shares under the Aspire Purchase Agreement, it may sell all, some or none of those shares.  Sales to Aspire by us pursuant to the Aspire Purchase Agreement may result in substantial dilution to the interests of other holders of our Common Stock. The sale of a substantial number of shares of our Common Stock to Aspire, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.  However, we have the right to control the timing and amount of any sales of our shares to Aspire and the Aspire Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

On May 8, 2012, we entered into a Securities Purchase Agreement dated May 8, 2012 (the “Investor Purchase Agreement”) with certain purchasers to sell 1,315,000 shares of Common Stock for gross proceeds of approximately $2,445,900 (the “Investor Offering”). The purchase price for each share of Common Stock in the Investor Offering was $1.86. On May 8, 2012, we also entered into a Securities Purchase Agreement dated May 8, 2012 (the “Director and Officer Purchase Agreement”) with certain of the Company’s directors and officers to sell up to 161,150 shares of Common Stock for gross proceeds of approximately $333,580 (the “Director and Officer Offering” and together with the Investor Offering, the “Registered Direct Offering”). The purchase price for each share of Common Stock in the Director and Officer Offering was $2.07. The net proceeds to us from the Registered Direct Offering, after deducting our offering expenses, were approximately $2.7 million.

There are risks associated with our ability to execute our current operating plan, including the current economic environment in which we operate. Therefore, there can be no assurance that we will be able to satisfy our obligations, or achieve the operating improvements as contemplated by the current operating plan. If we are unable to execute this plan, we will need to find additional sources of cash not contemplated by the current operating plan and/or raise additional capital to sustain continuing operations as currently contemplated. There can be no assurance that the additional funding sources will be available to us at favorable rates or at all. If we cannot maintain compliance with our covenant requirements on our bank financing facility or cannot obtain appropriate waivers and modifications, the lenders may call the debt. If the debt is called, we would need to obtain new financing and there can be no assurance that we will be able to do so. If we are unable to achieve our operating plan and maintain compliance with our loan covenants and our debt is called, we will not be able to continue as a going concern. The condensed consolidated financial statements in our most recent Form 10-Q for the quarter ended September 30, 2012, which are incorporated herein by reference, do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amounts and classification of liabilities that may result from the outcome of this uncertainty.”

Securities and Exchange Commission

December 21, 2012

Exhibit 5.1

Comment 2.	Refer to your response to our prior comment 2. Please tell us what law governs the warrants and units. In this regard, we note that this exhibit does not address Delaware contract law.

Response 2.	The governing law for the Warrants and the Units will ultimately be determined by negotiations between TranSwitch and the investors or financial intermediaries involved in the purchase and sale of such securities as set forth in the applicable definitive purchase, underwriting or similar agreement as approved by the Board of Directors of TranSwitch. With respect to the Warrants, an appropriate opinion will be delivered at the time of execution of such Warrants regarding the legality of such Warrants, specifically that the Warrants are binding obligations of TranSwitch under the law of the jurisdiction governing such Warrants. In addition, to the extent that TranSwitch registers the offer and sale of any securities underlying the Warrants, such opinion would also opine on the legality of the underlying securities. With respect to Units, an appropriate opinion will be delivered at the time of execution of such Units regarding the legality of such Units, specifically that the Units are binding obligations of TranSwitch under the law of the jurisdiction governing such Units. In addition, to the extent that TranSwitch registers the offer and sale of any securities underlying the Units, such opinion would also opine on the legality of the underlying securities. Pierce Atwood LLP, through attorneys within such firm, relationships with other firms or the retention of other firms, would provide an opinion in accordance with the foregoing provisions addressing whether the applicable securities are validly issued, fully paid and nonassessable and/or valid and binding obligations of the Company, as the case may be, under the governing law of the specified jurisdiction or jurisdictions. Any such opinion would be filed by amendment to the Registration Statement or as an exhibit to a document to be incorporated or deemed to be incorporated by reference to the Registration Statement, including a Current Report on Form 8-K.

Once the Staff has reviewed this letter and has responded to TranSwitch’s proposed disclosure, TranSwitch will file an appropriate amendment to the Registration Statement.

As requested by the Staff, TranSwitch hereby acknowledges as follows:

1.	TranSwitch is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.	TranSwitch understands that Staff comments or TranSwitch’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to TranSwitch’s filing; and

3.	TranSwitch understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 21, 2012

Please contact me at (203) 929-8810, x2465, should you require additional information or have questions regarding this letter.

Very truly yours,

TRANSWITCH CORPORATION

By:/s/ Robert A. Bosi
Robert A. Bosi, Vice President and Chief Financial Officer

Cc:	Dr. M. Ali Khatibzadeh, President and Chief Executive Officer
Timothy C. Maguire, Esq., Pierce Atwood LLP